UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES

UNDER THE TRUST INDENTURE ACT OF 1939

OFFSHORE GROUP INVESTMENT LIMITED

(Issuer)

DRAGONQUEST HOLDINGS COMPANY

EMERALD DRILLER COMPANY

P2020 RIG CO.

P2021 RIG CO.

PT. VANTAGE DRILLING COMPANY INDONESIA

SAPPHIRE DRILLER COMPANY

VANTAGE DEEPWATER COMPANY

VANTAGE DEEPWATER DRILLING, INC.

VANTAGE DELAWARE HOLDINGS, LLC

VANTAGE DRILLER I CO

VANTAGE DRILLER II CO

VANTAGE DRILLER III CO

VANTAGE DRILLER IV CO.

VANTAGE DRILLER VI CO.

VANTAGE DRILLER ROCO S.R.L.

VANTAGE DRILLING AFRICA

VANTAGE DRILLING LABUAN I LTD.

VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

VANTAGE DRILLING NETHERLANDS B.V.

VANTAGE HOLDING HUNGARY LIMITED LIABILITY COMPANY

VANTAGE HOLDINGS CYPRUS ODC LIMITED

VANTAGE HOLDINGS MALAYSIA I CO.

VANTAGE INTERNATIONAL MANAGEMENT CO.

(Guarantors)

(Name of Applicants)

777 Post Oak Boulevard, Suite 800

Houston, Texas 77056

(Address of principal executive offices)

Securities to be Issued under the Indenture to be Qualified

Title of Class	Amount
10% Senior Secured Second Lien Notes due 2020	$76.125 million aggregate principal amount plus additional notes as permitted by the indenture

Approximate date of proposed public offering: As soon as practicable after court approval of a rights offering for such securities pursuant to the Plan of Reorganization.

Name and registered address of agent for service:	With a copy to:

Nicolas Evanoff 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056 (281) 404-4700	Ted S. Waksman Frank R. Adams Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

GENERAL

1. General Information.

Offshore Group Investment Limited (the “Company”) is a Cayman Island exempted company with limited liability. The guarantors identified below (the “Guarantors” and, together with the Company, the “Applicants”) have the following forms of organization or incorporation and jurisdictions of formation.

Guarantor	Form	Jurisdiction
Dragonquest Holdings Company	Exempted Company	Cayman Islands
Emerald Driller Company	Exempted Company	Cayman Islands
P2020 Rig Co.	Exempted Company	Cayman Islands
P2021 Rig Co.	Exempted Company	Cayman Islands
PT. Vantage Drilling Company Indonesia	Limited Liability Company	Indonesia
Sapphire Driller Company	Exempted Company	Cayman Islands
Vantage Deepwater Company	Exempted Company	Cayman Islands
Vantage Deepwater Drilling, Inc.	Corporation	Delaware
Vantage Delaware Holdings, LLC	Limited Liability Company	Delaware
Vantage Driller I Co	Exempted Company	Cayman Islands
Vantage Driller II Co	Exempted Company	Cayman Islands
Vantage Driller III Co	Exempted Company	Cayman Islands
Vantage Driller IV Co.	Exempted Company	Cayman Islands
Vantage Driller VI Co.	Exempted Company	Cayman Islands
Vantage Driller ROCO S.R.L.	Limited Liability Company	Romania
Vantage Drilling Africa	Exempted Company	Cayman Islands
Vantage Drilling Labuan I LTD.	Labuan Company	Malaysia
Vantage Drilling (Malaysia) I Sdn. Bhd.	Limited Liability Company	Malaysia
Vantage Drilling Netherlands B.V.	Limited Liability Company	Netherlands
Vantage Holding Hungary Limited Liability Company	Limited Liability Company	Hungary
Vantage Holdings Cyprus ODC Limited	Limited Liability Company	Cyprus
Vantage Holdings Malaysia I. Co.	Exempted Company	Cayman Islands
Vantage International Management Co.	Exempted Company	Cayman Islands

2. Securities Act Exemption Applicable.

Pursuant to the terms of the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors (the “Plan”), under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company will offer, pursuant to a rights offering (the “Rights Offering”) (after approval by the court), to (i) lenders under the Company’s amended and restated term loan agreement, dated as of October 25, 2012, as amended, modified or otherwise supplemented from time to time, and (ii) holders of the Company’s 7.5% Senior Secured First Lien Notes due 2019 and 7.125% Senior Secured Notes due 2023 (collectively, the “Claim Holders”) subscription rights (the “Subscription Rights”) to acquire each such Claim Holder’s corresponding pro rata share of $75 million aggregate principal amount of the Company’s 10% Senior Secured Second Lien Notes due 2020 (the “New Notes”), to be issued under the indenture to be qualified hereby (the “Indenture”). The New Notes are being offered for a cash purchase price equal to 100% of the principal amount of such New Notes so acquired, as described in “Section XIII — Rights Offering Procedures” of the Disclosure Statement, dated December 2, 2015, which is attached hereto as Exhibit T3E.1 (the “Disclosure Statement”).

In connection with the Rights Offering, the Company expects to enter into a backstop agreement with certain Claim Holders (the “Backstop Parties”) pursuant to which the Backstop Parties will commit to purchase any New Notes not subscribed for in the Rights Offering. The Backstop Parties will be paid a premium of $2.25 million, of which $1.125 million will be paid in cash and the remainder will be paid as $1.125 million aggregate principal amount of New Notes (such New Notes to be issued to the Backstop Parties as part of the premium, and such unsubscribed Notes to be purchased by the Backstop Parties, together, the “Backstop Notes”).

The Plan will become effective on the date on which all conditions to the effectiveness of the Plan have been satisfied or waived (the “Effective Date”).

        The issuance of the New Notes in the Rights Offering is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption provided by Section 1145(a)(1) of the Bankruptcy Code. Section 1145(a)(1) of the Bankruptcy Code exempts an offer and sale of securities under a plan of reorganization from registration under the Securities Act and state securities laws if three principal requirements are satisfied: (i) the securities must be offered and sold under a plan of reorganization and must be securities of the debtor, an affiliate participating in a joint plan with the debtor or a successor to the debtor under the plan of reorganization; (ii) the recipients of the securities must hold a prepetition or administrative expense claim against the debtor or an interest in the debtor; and (iii) the securities must be issued entirely in exchange for the recipient’s claim against or interest in the debtor, or principally in such exchange and partly for cash or property. The Applicant believes that the issuance of the New Notes to the holders of the indebtedness held by the Claim Holders will satisfy the aforementioned requirements. See “Article VI Summary of the Plan — F. Distributions — 13. Exemption From Securities Laws” of the Plan.

The issuance of the Backstop Notes will not involve a public offering and is exempt from registration under the Securities Act pursuant to the exemption provided in Section 4(a)(2) of the Securities Act and Regulation D promulgated thereunder. See “Article VI Summary of the Plan — F. Distributions — 13. Exemption From Securities Laws” of the Plan.

AFFILIATIONS

3. Affiliates.

The following is a list of affiliates of the Applicants as of the date of this Application. Other than Vantage Drilling Company, it is expected that each of the entities listed below will be an affiliate of the Applicants as of the Effective Date as a result of the Plan. In addition, as a result of the Plan, Vantage Drilling Company is expected to receive approximately 12.6% to 16.0% of the equity interests in the Company. In connection with the Plan, it is expected a petition will be filed with respect to Vantage Drilling Company commencing an official liquidation proceeding under the laws of the Cayman Islands. Furthermore, in connection therewith, it is also expected that all remaining assets of Vantage Drilling Company, including its equity interests in the Company, will be liquidated and/or distributed to its creditors.

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Advantage Drilling ODC Limited	Cyprus	Vantage Holdings Caymans	100%
Cobalt Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%
Cobalt Explorer Holdings Company	Cayman Islands	Vantage Deepwater Holdings Company	100%
Dragonquest Holdings Company	Cayman Islands	Offshore Group Investment Limited	100%
Emerald Driller Company	Cayman Islands	Offshore Group Investment Limited	100%
P2020 Rig Co.	Cayman Islands	Offshore Group Investment Limited	100%
P2021 Rig Co.	Cayman Islands	Offshore Group Investment Limited	100%
Platinum Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%
PT. Vantage Drilling Company Indonesia	Indonesia	Offshore Group Investment Limited Tessar Rifianto	95 5	% %
Sapphire Driller Company	Cayman Islands	Offshore Group Investment Limited	100%
Titanium Explorer Company	Cayman Islands	Vantage Holdings Caymans	100%
Vantage Angola Holdings Company	Cayman Islands	Vantage Holdings Caymans	100%
Vantage Deepwater Company	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Deepwater Drilling, Inc.	Delaware	Vantage Deepwater Company	100%
Vantage Deepwater Holdings Company	Cayman Islands	Vantage Drilling Company	100%
Vantage Delaware Holdings LLC	Delaware	Offshore Group Investment Limited	100%
Vantage Driller I Co	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller II Co	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller III Co	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Driller IV Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller V Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Driller VI Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Driller ROCO S.R.L.	Romania	Vantage Holdings Cyprus ODC Limited	100%
Vantage Drilling Company (1)	Cayman Islands	F3 Capital FMR LLC Anchorage Capital Group, L.L.C.	32.9 14.0 9.3	% % %
Vantage Drilling Africa	Cayman Islands	Offshore Group Investment Limited	100%
Vantage Drilling de Mexico, S. de R.L. de C.V.	Mexico	Vantage Driller V Co. Vantage Holdings Caymans	99 1	% %
Vantage Drilling do Brasil Servicios de Petroleo Ltda.	Brazil	Vantage Driller V Co. Vantage Holdings Caymans	99 1	% %
Vantage Drilling Labuan I Ltd.	Malaysia	Vantage Holdings Malaysia I Co.	100%
Vantage Drilling (Malaysia) I Sdn. Bhd.	Malaysia	Vantage Holdings Malaysia I Co.	100%
Vantage Drilling Netherlands B.V.	The Netherlands	Vantage Holding Hungary Limited Liability Company	100%
Vantage Energy Services Inc.	Delaware	Vantage Drilling Company	100%
Vantage Holding Hungary Limited Liability Company	Hungary	Vantage Drilling Company	100%

Company Name	Jurisdiction of Formation/ Incorporation	Owner	Percentage
Vantage Holdings Caymans	Cayman Islands	Vantage Drilling Company	100%
Vantage Holdings Cyprus ODC Ltd.	Cyprus	Offshore Group Investment Limited Dragonquest Holdings Company	99.97 0.03	% %
Vantage Holdings Malaysia I Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage International Management Co.	Cayman Islands	Offshore Group Investment Limited	100%
Vantage International Management Company Pte. Ltd.	Singapore	Vantage Drilling Company	100%
Vantage International Payroll Co.	Cayman Islands	Vantage Drilling Company	100%
Vantage Luxembourg I SARL	Luxembourg	Vantage Holding Hungary Limited Liability Company	100%
Vantage Nigeria Holding Co.	Cayman Islands	Vantage Holdings Caymans	100%
Vantage Project Holdings Company	Cayman Islands	Vantage Drilling Company	100%

Except as otherwise disclosed above, the Company expects all of these entities to exist upon consummation of the Plan, in the ownership structure shown above. Additional entities may be formed in connection with the consummation of the Plan or thereafter.

Certain directors and officers of the Applicant may be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.”

Certain persons may be deemed to be “affiliates” of the Applicants by virtue of their anticipated holdings of voting securities of the Applicant. See Item 5, “Principal Owners of Voting Securities.”

MANAGEMENT AND CONTROL

4. Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each applicant as of the date of this Application. New directors of the Company will be designated on the Effective Date in accordance with the applicable provisions of the Plan and shall be comprised of seven members, all of whom shall be designated by certain of the Company’s existing creditors; provided, however, it is expected that one of the board members so designated shall be Paul A. Bragg, who is expected to continue in office as Chief Executive Officer of the Company. The new board of the Company is then expected to select the board members for each of the Guarantors listed further below; provided that Paul A. Bragg is also expected to be one of the board members so designated. The composition of the boards of each of the Applicants shall be disclosed prior to the entry of the order confirming the Plan. Unless otherwise stated in any of the tables set forth below, the mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: c/o Offshore Group Investment Limited, 777 Post Oak Boulevard, Suite 800, Houston, TX 77056.

The Company

The directors and executive officers of the Company are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director (Principal executive officer)

Douglas G. Smith	Chief Financial Officer and Treasurer (Principal financial and accounting officer)

Douglas W. Halkett	Chief Operating Officer

Edward G. Brantley	Chief Accounting Officer

Christopher G. DeClaire	Chief Administrative Officer

Michel R.C. Derbyshire	Vice President – Marketing

William Thomson	Vice President – Engineering & Construction

Linda Ibrahim	Vice President of Tax and Governmental Compliance

Nicolas Evanoff	Vice President, Secretary and General Counsel

Steven M. Bradshaw	Director

Jorge E. Estrada	Director

Name	Office
Robert Grantham	Director

Marcelo D. Guiscardo	Director

Duke R. Ligon	Director

John C.G. O’Leary	Director

Ong Tian Khiam	Director

Steinar Thomassen	Director

The Guarantors

The directors and executive officers of Dragonquest Holdings Company are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

William Thomson	Vice President

The directors and executive officers of Emerald Driller Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of P2020 Rig Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of P2021 Rig Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of PT. Vantage Drilling Company Indonesia are the following individuals. The mailing address for each of the individuals listed in the table below is: Graha Mampang Bldg., 5th Floor, J1. Mampang Prapatan Raya No. 100, Kec. Pancoran, Jakarta Selatan, Indonesia.

Name	Office
James W. Young	Commissioner

Guy Dawson-Smith	President Director

Alisdair H. Semple	Director

Haji Setiantoro	Director

David Tait	Director

The directors and executive officers of Sapphire Driller Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Deepwater Company are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Chief Operating Officer

William Thomson	Vice President

The directors and executive officers of Vantage Deepwater Drilling, Inc. are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer, President and Director

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Delaware Holdings, LLC are the following individuals.

Name	Office
Paul A. Bragg	President

Douglas G. Smith	Treasurer and Vice President

Christopher G. DeClaire	Secretary and Vice President

The directors and executive officers of Vantage Driller I, Co are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Driller II Co are the following individuals. .

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Director

William Thomson	Vice President

The directors and executive officers of Vantage Driller III Co are the following individuals. .

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Chief Operating Officer

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Driller IV Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Driller VI Co. are the following individuals. .

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Driller ROCO S.R.L. are the following individuals. .

Name	Office
Ronald J. Nelson	Director

Georgiana Vasile	Director

The directors and executive officers of Vantage Drilling Africa are the following individuals.

Name	Office
Paul A. Bragg	Chief Executive Officer and Director

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

William Thomson	Vice President

The directors and executive officers of Vantage Drilling Labuan I LTD are the following individuals. The mailing address for each of the individuals listed in the table below is: Tiara Labuan, Jalan Tanjung Batu, 87000 F.T. Labuan, Malaysia.

Name	Office
Limited Island Services	Secretary

Ronald J. Nelson	Director

The directors and executive officers of Vantage Drilling (Malaysia) I Sdn. Bhd. are the following individuals. The mailing address for each of the individuals listed in the table below is: Business Suite 19A-19-3, Level 25, Wisma UOA Centre, 19 Jalan Pinang, Kuala Lumpur, Malaysia 50450.

Name	Office
Sally Ng	Secretary

Chan Hooi Li Celine	Director

Ronald J. Nelson	Director

Chin Nan Soh	Director

The directors and executive officers of Vantage Drilling Netherlands B.V. are the following individuals. The mailing address for each of the individuals listed in the table below is: 1076 AZ Amsterdam, Locatellikade 1, Netherlands.

Name	Office
Myrthe Marie Louise Gortzen	Managing Director B

Linda Ibrahim	Managing Director A

Joost M. van der Eerden	Managing Director B

The directors and executive officers of Vantage Holding Hungary Limited Liability Company are the following individuals. The mailing address for each of the individuals listed in the table below is: Wesselenyi utca, 16, Budapest, Hungary H-1077.

Name	Office
Krisztina Zsuzsanna Tothne	Managing Director

Linda Ibrahim	Managing Director

The directors and executive officers of Vantage Holdings Cyprus ODC Limited are the following individuals. The mailing address for each of the individuals listed in the table below is: c/o Offshore Group Investment Limited, Diagoru 2, ERA HOUSE, 10th Floor, Nicosia, Cyprus 1097.

Name	Office
Ltd. Omniserve	Secretary

Ronald J. Nelson	Director

Omnium Corporate and Trustee Services, Limited	Director

Omnium Services, Limited	Director

Sansovino Limited	Director

The directors and executive officers of Vantage Holdings Malaysia I Co. are the following individuals. .

Name	Office
Paul A. Bragg	Chairman of the Board, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

David Tait	Vice President

Douglas W. Halkett	Vice President

William L. Thomson	Vice President

The directors and executive officers of Vantage International Management Co. are the following individuals.

Name	Office
Paul A. Bragg	Chairman of the Board, Director, Chief Executive Officer and President

Douglas G. Smith	Chief Financial Officer and Treasurer

Christopher G. DeClaire	Secretary and Vice President

Douglas W. Halkett	Vice President

David Tait	Vice President

William Thomson	Vice President

Edward Bartimmo	Vice President

5. Principal Owners of Voting Securities.

(a) The following tables set forth certain information regarding each person known to the Company to own 10 percent or more of the voting securities of the Company as of the date of this Application.

(1) The Company

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Vantage Drilling Company 777 Post Oak Boulevard, Suite 800 Houston, Texas 77056	Ordinary Shares	1	100%

In addition, it is expected that Vantage Drilling Company and certain (i) lenders under (x) that certain Amended and Restated Term Loan Agreement, dated as of October 25, 2012 and amended and restated as of November 22, 2013 and (y) that certain Second Term Loan Agreement, dated as of March 28, 2013 and (ii) holders of the Company’s (x) 7.5% Senior Secured First Lien Notes due 2019 and (y) 7.125% Senior Secured First Lien Notes due 2023 may receive 10% or more of a class of the Company’s securities under the terms of the Plan.

(2) The Guarantors

Certain information regarding the ownership of the voting securities of each of the Guarantors as of the date of this Application is set forth in Item 3, and the address of all such owners is 777 Post Oak Boulevard, Suite 800, Houston, Texas 77056.

UNDERWRITERS

6. Underwriters.

(a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicants that are currently outstanding on the date of this application. Vantage Drilling Company, as a result of receiving certain new common shares in the reorganized Company in respect of a certain promissory note expected to be issued to Vantage Drilling Company as consideration for certain subsidiaries of Vantage Drilling Company to be acquired by the Company, may be deemed an underwriter and a principal underwriter as defined in the Trust Indenture Act.

(b) There is no proposed principal underwriter for the New Notes that are to be issued in connection with the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7. Capitalization.

(a) The following tables set forth certain information with respect to each authorized class of securities of the Company as of the date of this Application.

(1) The Company

Title of Class	Amount Authorized	Amount Outstanding
7.50% Senior Notes due 2019	$1,150,000,000.00	$1,086,815,000.00
7.125% Senior Notes due 2023	$775,000,000.00	$727,622,000.00
Ordinary Shares, par value of $1.00 per share	50,000 shares	1 share

It is expected that, upon consummation of the Plan, the Company’s authorized share capital shall be comprised of the New Notes, approximately $750 million aggregate principal amount of 1% / 12% Step-up Senior Subordinated Secured Third Lien Convertible Notes due 2030 (the “Third Lien Notes”), and new Ordinary Shares of the reorganized Company to be issued, inter alia, to certain of the Company’s existing creditors.

(2) The Guarantors

                The 7.50% Senior Notes due 2019 and the 7.125% Senior Notes due 2023 are each guaranteed by each of the Guarantors; such notes will be cancelled and discharged pursuant to the Plan. It is also expected that the New Notes and the Second Lien Notes will be guaranteed by each of the Guarantors.

(b) Each holder of Ordinary Shares of the Company, both prior to and subsequent to the Effective Date of the Plan, is entitled to one vote for each such security held on all matters submitted to a vote of securityholders. Holders of New Notes subsequent to the Effective Date will have no voting rights with respect to such New Notes, but upon a conversion of any New Notes into new Ordinary Shares of the Company, will be expected to have voting rights with respect to such new Ordinary Shares.

INDENTURE SECURITIES

8. Analysis of Indenture Provisions.

The New Notes will be subject to the new Indenture to be entered into among the Company, the Guarantors and the trustee named therein (the “Trustee”). The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C.1 herewith. The Company has not entered into the New Indenture as of the date of this filing, and the terms of the Indenture are subject to change before it is executed. The expected terms of the New Notes are described in the term sheet relating to the New Notes, which is included as part of Exhibit B to the Disclosure Statement. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Indenture.

(a)	Events of Default; Withholding of Notice.

The occurrence of any of the following events will constitute an Event of Default under the Indenture: (1) failure to pay interest on the New Notes (after a 30-day grace period), (2) failure to pay the principal of the New Notes when due, (3) failure by the Company or any Guarantor to comply with any other covenants or agreements in the Indenture for a period of 45 days after proper notice thereof, (4) certain involuntary or voluntary insolvency and similar events in respect of the Company or any Guarantor, (5) the acceleration of any indebtedness of the Company or any Guarantor in an amount greater than $30 million dollars prior to its stated maturity, (6) entry by a court or courts of competent jurisdiction of a final, non-appealable judgment or government fine or penalty (whether by agreement, consent decree, or otherwise), or entry by the Company, any Guarantor, or any other subsidiary or entity controlled by the Company into any settlement agreement, consent decree, or similar agreement with respect to any investigations involving, or claims against, such entity, that would individually or in the aggregate, exceed $50.0 million, (7) default under the Collateral Documents for a period of 30 days after notice and (8) default under any Mortgage, indenture or instrument evidencing Indebtedness for money borrowed by the Company or any of Guarantor, if that default (A) is caused by a failure to make any payment when due at the Stated Maturity of such Indebtedness or (B) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $30.0 million or more.

Pursuant to the Indenture, if an Event of Default (other than an Event of Default arising from clause (5) listed above) shall have occurred and be continuing, then the Trustee or the holders of not less than 25% in aggregate principal amount of the New Notes then outstanding may declare to be immediately due and payable the entire principal amount of all the New Notes then outstanding plus accrued interest to the date of acceleration. Notwithstanding the foregoing, if an Event of Default specified in clause (5) above occurs with respect to the Company, all outstanding New Notes shall become due and payable immediately without further action, notice or declaration on the part of the Trustee or any holder.

If a Default occurs and is continuing and if it is known to the Trustee, the Trustee shall mail to each holder of New Notes notice of the Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal of, premium, if any, or interest on any New Note, the Trustee may withhold the notice if and so long as the Trustee in good faith determines that withholding the notice is in the interests of the Holders of the New Notes.

(b)	Authentication and Delivery of New Notes; Application of Proceeds.

The Trustee shall authenticate the initial amount of the New Notes upon a written order of the Company signed by two officers. Thereafter, the Trustee shall authenticate additional New Notes in unlimited amount, as and to the extent permitted by the Indenture, upon a written order of the Company in aggregate principal amount as specified in such order.

The New Notes may be executed on behalf of the Company by any two Officers. The signature of these Officers on the New Notes may be by facsimile or manual signature in the name and on behalf of the Company. A New Note shall not be valid until authenticated by the manual signature of the Trustee. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the New Notes for original issue. The Trustee may appoint an authenticating agent to authenticate the New Notes. An authenticating agent may authenticate the New Notes whenever the Trustee may do so. Notwithstanding the foregoing, if any New Note shall have been authenticated and delivered under the Indenture but never issued and sold by the Company, and the Company shall deliver such New Notes to the Trustee for cancellation as provided in the cancellation section of the Indenture, for all purposes of the Indenture such New Notes shall be deemed never to have been authenticated and delivered thereunder and shall never be entitled to the benefits of the Indenture.

The New Notes shall be issuable only in registered form without coupons in denominations of $1,000 principal amount and any integral multiple of $1,000 thereafter.

(c)	Release of Collateral.

With certain exceptions, Collateral may be released from the Lien and security interest created by the Collateral Documents at any time or from time to time in accordance with the provisions of the Collateral Documents or as provided in the Indenture. In addition, upon the request of the Company pursuant to an Officers’ Certificate certifying that all conditions precedent under the Indenture have been met, then (at the Company’s expense) the Collateral Agent shall release (or cause to be released) any Collateral permitted to be released pursuant to the Indenture or the Collateral Documents.

(d)	Satisfaction and Discharge.

The Indenture will be discharged and will cease to be of further effect as to all outstanding New Notes hereunder, and the Trustee, upon receipt from the Company of an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent to satisfaction and discharge have been satisfied, shall execute proper instruments acknowledging satisfaction and discharge of this Indenture, when either

(1) all New Notes that have been authenticated (except lost, stolen or destroyed New Notes that have been replaced or paid and New Notes for whose payment money has theretofore been deposited in trust and thereafter repaid to the Company) have been delivered to the Trustee for cancellation; or

(2) (A) all New Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the New Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (B) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit (except a Default or Event of Default resulting from the borrowing of funds to such deposit or the grant of liens securing such borrowing); (C) the Company or any Guarantor has paid or caused to be paid all sums payable by it under this Indenture and not provided for by the deposit required by clause (A) above; and (D) the Company has delivered irrevocable instructions to the Trustee under this Indenture to apply the deposited money toward the payment of the New Notes at maturity or the redemption date, as the case may be.

(e)	Evidence of Compliance with Conditions and Covenants.

The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year, a certificate signed by the Company’s principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Company and its Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Company has kept, observed, performed and fulfilled its obligations under this Indenture and further stating, as to the officer signing such certificate, that to the best of his or her knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions of this Indenture (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he or she may have knowledge and what action the Company is taking or proposes to take with respect thereto) and that to the best of his or her knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the New Notes is prohibited or if such event has occurred, a description of the event and what action the Company is taking or proposes to take with respect thereto.

The Company shall, so long as any of the New Notes are outstanding, deliver to the Trustee, forthwith upon the Company or any Officer becoming aware of any Default or Event of Default, an Officers’ Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

9. Other Obligors.

Other than the Applicants, no other person is an obligor with respect to the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application for Qualification comprises:

(a)	Pages numbered 1 to 19, consecutively.

(b)	The Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

(c)	The following exhibits in addition to those filed as part of the Statement of Eligibility and Qualification of the trustee:

Exhibit T3A.1	Certificate of Incorporation of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.3 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.1	Amended and Restated Memorandum and Articles of Association of Offshore Group Investment Limited (Incorporated by reference to Exhibit 3.4 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.2	Certificate of Incorporation of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.33 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3B.2	Memorandum and Articles of Association of Dragonquest Holdings Company (Incorporated by reference to Exhibit 3.34 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3A.3	Certificate of Incorporation of Emerald Driller Company (Incorporated by reference to Exhibit 3.11 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.3	Memorandum and Articles of Association of Emerald Driller Company (Incorporated by reference to Exhibit 3.12 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.4	Certificate of Incorporation of P2020 Rig Co. (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3B.4	Amended and Restated Memorandum and Articles of Association of P2020 Rig Co. (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3A.5	Certificate of Incorporation of P2021 Rig Co. (Incorporated by reference to Exhibit 3.17 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.5	Amended and Restated Memorandum and Articles of Association of P2021 Rig Co. (Incorporated by reference to Exhibit 3.18 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.6	Deed of Establishment of PT. Vantage Drilling Company Indonesia—English translation from Indonesian and corresponding Ministry of Law and Human Rights approval letter (filed herewith).

Exhibit T3B.6	Articles of Association of PT. Vantage Drilling Company Indonesia (Incorporated by reference to Exhibit 3.45 of Amendment No. 1 to the registration statement filed with the SEC on February 27, 2013).

Exhibit T3A.7	Certificate of Incorporation of Sapphire Driller Company (Incorporated by reference to Exhibit 3.13 of the registration statement on Form S-4 (File No. 333-170841).

Exhibit T3B.7	Memorandum and Articles of Association of Sapphire Driller Company (Incorporated by reference to Exhibit 3.14 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.8	Certificate of Incorporation of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.41 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3B.8	Memorandum and Articles of Association of Vantage Deepwater Company (Incorporated by reference to Exhibit 3.42 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3A.9	Certificate of Incorporation of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.39 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3B.9	Bylaws of Vantage Deepwater Drilling, Inc. (Incorporated by reference to Exhibit 3.40 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3A.10	Certificate of Formation of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.43 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).

Exhibit T3B.10	Limited Liability Company Agreement of Vantage Delaware Holdings, LLC (Incorporated by reference to Exhibit 3.44 of the registrations statement on Form S-4 (File No. 333-185117) filed with the SEC on November 21, 2012).

Exhibit T3A.11	Certificate of Incorporation of Vantage Driller I Co (Incorporated by reference to Exhibit 3.5 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.11	Amended and Restated Memorandum and Articles of Association of Vantage Driller I Co (Incorporated by reference to Exhibit 3.6 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.12	Certificate of Incorporation of Vantage Driller II Co (Incorporated by reference to Exhibit 3.7 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.12	Amended and Restated Memorandum and Articles of Association of Vantage Driller II Co (Incorporated by reference to Exhibit 3.8 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.13	Certificate of Incorporation of Vantage Driller III Co (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3B.13	Second Amended and Restated Memorandum and Articles of Association of Vantage Driller III Co (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3A.14	Certificate of Incorporation of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.9 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.14	Amended and Restated Memorandum and Articles of Association of Vantage Driller IV Co. (Incorporated by reference to Exhibit 3.10 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.15	Certificate of Incorporation of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.46 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).

Exhibit T3B.15	Memorandum and Articles of Association of Vantage Driller VI Co. (Incorporated by referenced to Exhibit 3.47 of the registration statement on Amendment No. 1 to Form S-4 (File No. 333-188263).

Exhibit T3A.16	Certificate of Incorporation of Vantage Driller ROCO S.R.L. —English translation from Romanian (filed herewith).

Exhibit T3B.16	Articles of Association of the Limited Liability Company Vantage Driller ROCO S.R.L. (filed herewith).

Exhibit T3A.17	Certificate of Incorporation on Change of Name of Vantage Drilling Africa (filed herewith).

Exhibit T3B.17	Amended and Restated Memorandum and Articles of Association of Vantage Drilling Africa (filed herewith).

Exhibit T3A.18	Certificate of Incorporation of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.29 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3B.18	Memorandum and Articles of Association of Vantage Drilling Labuan I Ltd. (Incorporated by reference to Exhibit 3.30 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3A.19	Certificate of Incorporation of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.31 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3B.19	Memorandum and Articles of Association of Vantage Drilling (Malaysia) I Sdn. Bhd. (Incorporated by reference to Exhibit 3.32 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3A.20	Certified Registry of Vantage Drilling Netherlands B.V. as administered by the Chamber of Commerce for Amsterdam (filed herewith).

Exhibit T3B.20	Articles of Association of Vantage Drilling Netherlands B.V.—English translation from Dutch (Incorporated by reference to Exhibit 3.20 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3A.21	Certificate of Incorporation of Vantage Holding Hungary Limited Liability Company—English translation from Hungarian (Incorporated by reference to Exhibit 3.19 of the registration statement on Form S-4 (File No. 333-170841).

Exhibit T3B.21	Deed of Foundation of Vantage Holding Hungary Limited Liability Company (filed herewith).

Exhibit T3A.22	Certificate of Incorporation of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.35 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3B.22	Memorandum and Articles of Association of Vantage Holdings Cyprus ODC Limited (Incorporated by reference to Exhibit 3.36 of the registration statement on Form S-4 (File No. 333-181890) filed with the SEC on June 5, 2012).

Exhibit T3A.23	Certificate of Incorporation of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.23 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3B.23	Memorandum and Articles of Association of Vantage Holdings Malaysia I Co. (Incorporated by reference to Exhibit 3.24 of the registration statement on Form S-4 (File No. 333-174851)).

Exhibit T3A.24	Certificate of Incorporation of Vantage International Management Co. (Incorporated by reference to Exhibit 3.15 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3B.24	Amended and Restated Memorandum and Articles of Association of Vantage International Management Co. (Incorporated by reference to Exhibit 3.16 of the registration statement on Form S-4 (File No. 333-170841)).

Exhibit T3C.1	Form of Indenture of Offshore Group Investment Limited, the guarantors named therein and the trustee and collateral agent for the 10% Senior Secured Second Lien Notes due 2020.*

Exhibit T3D.1	Not Applicable.

Exhibit T3E.1	Disclosure Statement relating to the Joint Prepackaged Chapter 11 Plan of Offshore Group Investment Limited and its Affiliated Debtors, dated December 2, 2015 (filed herewith).

Exhibit T3F.1	Cross-reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act of 1939 (included in Exhibit T3C.1 hereto).*

Exhibit 25.1	Statement of Eligibility and Qualification on Form T-1 of the trustee under the Indenture to be qualified.*

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, Offshore Group Investment Limited, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		OFFSHORE GROUP INVESTMENT LIMITED

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Dragonquest Holdings Company, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		DRAGONQUEST HOLDINGS COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Emerald Driller Company, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		EMERALD DRILLER COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2020 Rig Co., a Cayman Islands exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		P2020 RIG CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, P2021 Rig Co., a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		P2021 RIG CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, PT. Vantage Drilling Company Indonesia, a limited liability company organized under the laws of Indonesia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and the Republic of Singapore, on December 2, 2015.

(SEAL)		PT. VANTAGE DRILLING COMPANY INDONESIA

Attest:	/s/ Amanda Chen	By:	/s/ Guy Dawson-Smith
	Name: Amanda Chen		Name:	Guy Dawson-Smith
			Title:	President Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Sapphire Drilling Company, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		SAPPHIRE DRILLING COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Company, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DEEPWATER COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Deepwater Drilling, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DEEPWATER DRILLING, INC.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Delaware Holdings, LLC, a limited liability company organized under the laws of the State of Delaware, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DELAWARE HOLDINGS, LLC

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller I Co, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLER I CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller II Co, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLER II CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller III Co, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLER III CO

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller IV Co., a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLER IV CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller VI Co., a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLER VI CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller ROCO S.R.L., a limited liability company organized under the laws of Romania, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and the Republic of Singapore, on December 2, 2015.

(SEAL)		VANTAGE DRILLER ROCO S.R.L.

Attest:	/s/ Amanda Chen	By:	/s/ Ronald J. Nelson
	Name: Amanda Chen		Name:	Ronald J. Nelson
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Driller Africa, a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLING AFRICA

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Labuan I LTD., a Labuan company duly incorporated under the Labuan Companies Act of 1990 and validly existing under the laws applicable to the Federal Territory of Labuan, Malaysia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLING LABUAN I LTD.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling (Malaysia) I Sdn. Bhd., a limited liability company organized under the laws of Malaysia, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLING (MALAYSIA) I SDN. BHD.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Drilling Netherlands B.V., a limited liability company organized under the laws of the Netherlands, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE DRILLING NETHERLANDS B.V.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holding Hungary Limited Liability Company, a limited liability company organized under the laws of Hungary, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE HOLDING HUNGARY LIMITED LIABILITY COMPANY

Attest:	/s/ Mira Haykal	By:	/s/ Linda J. Ibrahim
	Name: Mira Haykal		Name:	Linda J. Ibrahim
			Title:	Managing Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Holdings Cyprus ODC Limited, a limited liability company organized under the laws of Cyprus, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Singapore and Republic of Singapore, on December 2, 2015.

(SEAL)		VANTAGE HOLDINGS CYPRUS ODC LIMITED

Attest:	/s/ Amanda Chen	By:	/s/ Ronald J. Nelson
	Name: Amanda Chen		Name:	Ronald J. Nelson
			Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage Holdings Malaysia I Co., a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE HOLDINGS MALAYSIA I CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer

Pursuant to the requirements of the Trust Indenture Act of 1939, Vantage International Management Co., a Cayman Island exempted company with limited liability, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Houston and State of Texas, on December 2, 2015.

(SEAL)		VANTAGE INTERNATIONAL MANAGEMENT CO.

Attest:	/s/ Mira Haykal	By:	/s/ Christopher G. DeClaire
	Name: Mira Haykal		Name:	Christopher G. DeClaire
			Title:	Authorized Officer